Exhibit 99.1

Spreadtrum Announces Commercial Launch of

Dual-Core Smartphone Chipsets for TD-SCDMA and EDGE

SC8825 (TD-SCDMA) and SC6825 (EDGE) set new standard for dual-core smartphone chipset cost and performance with high level of integration, standout graphics performance and best-in-class TD-SCDMA technology

SHANGHAI, CHINA – April 2, 2013 –Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the commercial availability of its dual-core 1.2GHz smartphone chipsets for TD-SCDMA (SC8825) and EDGE (SC6825), following the successful qualification of its platform by China Mobile.

“With our new dual-core chipsets, Spreadtrum has leveraged our expertise in system design to deliver the lowest-cost dual-core platform in combination with high end graphics performance for the TD-SCDMA and EDGE markets,” said Dr. Leo Li, chairman and CEO of Spreadtrum. “This combination of low-cost architecture, standout graphics performance, and best-in-class TD-SCDMA technology provides smartphone designers with unprecedented value in bringing high end features to low-cost devices.”

Spreadtrum’s SC8825, which supports dual-mode TD-SCDMA/HSPA & EDGE/GPRS/GSM and the SC6825, which supports EDGE/GPRS/GSM, are based on a highly efficient multi-core architecture delivering the lowest cost platform available for dual-core TD-SCDMA and EDGE smartphone products. The single-chip chipsets integrate a dual-core 1.2GHz Cortex-A5 core processor, a dual-core Mali 400 graphics processor and multimedia and hardware accelerators for differentiated performance and user experience. Both chipsets are further paired with a single-chip mutimode RF transceiver for a high level of integration and are pin-to-pin compatible, enabling handset makers to leverage a common handset development effort for products shipping to China as well as to emerging markets.

In addition to their high level of integration and low-cost architecture, Spreadtrum’s chipsets further deliver standout graphics performance. The solutions’ powerful graphics processing capability enhances the user experience for games and other graphics-rich applications, and enables Spreadtrum to bring high end features such as the larger screen sizes more commonly found in premium smartphones to low-cost devices.

“The benchmark results we are achieving for our dual-core solution, measured by popular benchmark programs such as AnTuTu and GLBenchmark 2.5, significantly outperform other commercial dual-core products,” added Dr. Li. “This powerful processing capability provides our customers with an even more cost-effective and power-efficient way to deliver high end features in low-cost smartphones.”

Other features of Spreadtrum’s SC8825 and SC6825 chipsets include support for HD 1280x720 LCD display, H.264 720p video playback, up to 8 megapixel RGB camera and dual-SIM, dual-standby capability. The chipsets ship with turnkey Android and systems software, reducing the engineering time and resources required by handset makers to bring devices to market, with reference implementations available for both 4-layer and 6-layer PCB layouts.

Exhibit 99.1

The SC8825 and SC6825 are commercially available now. The chipsets have already been incorporated by leading China handset makers into smartphone models that are expected to ship commercially during 2Q 2013.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the effectiveness of SC8825 and SC6825 in bringing high end features in premium smartphones to low-cost devices, and the expectations with respect to the smartphone models incorporating the SC8825 and SC6825 by leading China handset makers being shipped commercially during 2Q 2013. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for low-cost smartphones; market acceptance of Spreadtrum’s SC8825 and SC6825 chipsets; the state of and any change in the Company’s relationship with its customers; and changes in political, economic, legal and social conditions in China and emerging markets. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact:

Diana Jovin

Tel: +1 650-308-8148

E-mail: ir@spreadtrum.com